Dreyfus California Tax Exempt Money Market Fund

SEMIANNUAL REPORT September 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY™

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus California Tax Exempt Money Market Fund covers the six-month period from April 1, 2004, through September 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Although the U.S. economy has alternated between signs of strength and weakness, the Federal Reserve Board raised short-term interest rates three times during the reporting period. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional, gradual increases are likely to follow. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

For many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus California Tax Exempt Money Market Fund perform during the period?

For the six-month period ended September 30, 2004, the fund produced an annualized yield of 0.52%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 0.52%.[1]

We attribute the fund's returns to low short-term interest rates. However, money market yields began to rise soon after the start of the reporting period, in advance of three moves by the Federal Reserve Board (the "Fed") toward a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in municipal obligations that provide income exempt from federal and California state personal income taxes.

In pursuing the fund's investment approach, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe to be supply-and-demand changes in California's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the fund's weighted average maturity, which should position the fund to purchase new securities with then-current higher yields, if higher yields materialize as a result of an increase in short-term supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which would tend to lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Money market yields remained anchored by the 1% federal funds rate at the beginning of the reporting period as inflationary pressures appeared to remain low and the Fed had previously indicated that it could be "patient" before raising short-term interest rates. In the spring of 2004, however, money market yields began to climb when higher energy prices and stronger-than-expected job growth fueled investors' concerns that inflationary pressures might be rising. Indeed, between June and September 2004, the Fed increased its target for the overnight federal funds rate three times, driving the fed funds rate from 1% to 1.75%.

As the national economy improved, so did the fiscal condition of many states, including California. In March 2004, voters approved a deficit-reduction package that helped relieve the state's near-term budget pressures. In addition, the recovering economy helped produce higher tax revenues than originally projected, and the major bond rating agencies recently upgraded the state's credit rating. However, we believe that the state continues to face a number of longer-term fiscal challenges, and we recently were cautious with respect to investing in the state's unenhanced revenue anticipation notes.

In this market environment, we continued to invest in high-quality money market securities from California issuers, including those backed by insurance or bank letters of credit.[2] In addition, we have found what we believe to be creditworthy opportunities in tax-exempt commercial paper. With interest rates rising, we have focused primarily on securities with maturities of approximately six months or less. This strategy is designed to maintain the flexibility we need to capture higher yields as they become available. Accordingly, by the end of the reporting period, the fund's weighted average maturity had fallen to a range that we consider slightly shorter than industry averages. To achieve this position, we invested a substantial portion of the fund's assets in variable-rate demand notes on which yields are reset weekly.

In addition, we attempted to "ladder" the balance of the fund's holdings so that securities mature — and funds can be reinvested — at regular intervals through the first half of 2005. This strategy is designed to ensure liquidity and guard against the possibility that a disproportionate amount of securities may mature during a time of unusually low reinvestment rates.

What is the fund's current strategy?

Investors apparently believe that the Fed's recent rate hikes were the first three in a series of increases, as evidenced by a recent increase in the yield differences among money market instruments of various maturities. Despite the availability of higher yields at the longer end of the maturity spectrum, we currently believe it is prudent to limit the fund's weighted average maturity in anticipation of further rate hikes. In our judgment, a relatively cautious investment posture makes sense until the economy's strength and the Fed's intentions become clearer.

October 15, 2004

---

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[2] *Insurance on individual securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the fund's securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Tax Exempt Money Market Fund from April 1, 2004 to September 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2004

Expenses paid per $1,000†	$ 3.31
Ending value (after expenses)	$1,002.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2004

Expenses paid per $1,000†	$ 3.35
Ending value (after expenses)	$1,021.76

† *Expenses are equal to the fund's annualized expense ratio of .66%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2004 (Unaudited)

Tax Exempt Investments—99.0%	Principal Amount ($)	Value ($)
California—98.5%		
City of Anaheim, Electric, Power and Light Revenue 5%, 10/1/2004 (Insured; AMBAC)	115,000	115,000
State of California, GO Notes:		
6.50%, 3/1/2005 (Insured; FGIC)	200,000	203,967
CP:		
1.20%, 11/9/2004 (LOC: Bank of America, Bayerische Landesbank, BNP Paribas, DEPFA Bank PLC, Dexia Credit Locale, Helaba Bank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank & Trust Co. and WestLB AG)	4,000,000	4,000,000
1.40%, 11/9/2004 (LOC: Bank of America, Bayerische Landesbank, BNP Paribas, DEPFA Bank PLC, Dexia Credit Locale, Helaba Bank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank & Trust Co. and WestLB AG)	2,000,000	2,000,000
1.28%, 11/10/2004 (LOC: Bank of America, Bayerische Landesbank, BNP Paribas, DEPFA Bank PLC, Dexia Credit Locale, Helaba Bank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank & Trust Co. and WestLB AG)	11,400,000	11,400,000
1.57%, 12/8/2004 (LOC: Bank of America, Bayerische Landesbank, BNP Paribas, DEPFA Bank PLC, Dexia Credit Locale, Helaba Bank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank & Trust Co. and WestLB AG)	5,000,000	5,000,000
1.70%, 12/8/2004 (LOC: Bank of America, Bayerische Landesbank, BNP Paribas, DEPFA Bank PLC, Dexia Credit Locale, Helaba Bank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank & Trust Co. and WestLB AG)	5,200,000	5,200,000
California Educational Facilities Authority, College and University Revenue, VRDN (University of Judaism) 1.71% (LOC; Allied Irish Bank)	3,400,000 [a]	3,400,000
California Infrastructure and Economic Development Bank:		
Recreational Revenue (J. Paul Getty Trust) 1.17%, 2/1/2005	600,000	598,878
VRDN:		
IDR:		
(Lance Camper Manufacturing Corp.) 1.70% (LOC; Comerica Bank)	1,760,000 [a]	1,760,000
(Murrietta Circuits Project) 1.77% (LOC; Comerica Bank)	4,400,000 [a]	4,400,000
Revenue (Los Angeles SPCA Project) 1.68% (LOC; The Bank of New York)	6,200,000 [a]	6,200,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Pollution Control Financing Authority, VRDN:		
PCR (Southdown Inc.) 1.40% (LOC; Wachovia Bank)	5,800,000 [a]	5,800,000
SWDR:		
(AG Resources III LLC Project)		
1.75% (LOC; Key Bank)	2,780,000 [a]	2,780,000
(Marborg Industries Project)		
1.75% (LOC; Wachovia Bank)	3,710,000 [a]	3,710,000
(Mission Trail Waste System)		
1.80% (LOC; Comerica Bank)	1,300,000 [a]	1,300,000
(Norcal Waste System Inc. Project)		
1.75% (LOC; Bank of America)	3,625,000 [a]	3,625,000
California State Department of Water Resources, Power Supply Revenue, VRDN 1.80% (LOC; BNP Paribas)	2,300,000 [a]	2,300,000
California State Public Works Board, LR, Refunding (State Prisons) 5.25%, 12/1/2004 (Insured; MBIA)	100,000	100,668
California State University of Institute, Education Revenue CP 1.22%, 12/10/2004 (LOC: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank & Trust Co.)	2,154,000	2,154,000
California Statewide Communities Development Authority:		
Revenue:		
(Kaiser Permanente):		
1.08%, 4/1/2005	3,000,000	3,000,000
CP 1.22%, 12/8/2004	3,000,000	3,000,000
VRDN, Private Schools Revenue (St. Mary's & All Angels School) 1.73% (LOC; Allied Irish Bank)	8,000,000 [a]	8,000,000
California Statewide Communities Development Corporation, Industrial Revenue, VRDN:		
(Andercraft Products Inc.) 1.75% (LOC; California State Teachers Retirement)	325,000 [a]	325,000
(DV Industries) 1.75% (LOC; California State Teachers Retirement)	870,000 [a]	870,000
(Lustre California) 1.70% (LOC; Comerica Bank)	2,940,000 [a]	2,940,000
(Redline Project) 1.75% (LOC; California State Teachers Retirement)	850,000 [a]	850,000
(Zieman Manufacturing Co. Project) 1.75% (LOC; California State Teachers Retirement)	210,000 [a]	210,000
Carson Redevelopment Agency, Tax Allocation Revenue (Merged Project Area) 2%, 10/1/2004 (Insured; MBIA)	440,000	440,000
Chico, MFHR, Refunding, VRDN (Sycamore Glen) 1.87% (LOC; Bank of America)	1,720,000 [a]	1,720,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Contra Costa Transportation Authority, Sales Tax Revenue 6%, 3/1/2005 (Insured; FGIC)	250,000	254,606
Desert Sands Unified School District, COP, Refunding 4%, 3/1/2005 (Insured; MBIA)	230,000	232,693
Escondido Union School District, GO Notes, Refunding 5.75%, 11/1/2004 (Insured; MBIA)	100,000	100,382
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue, VRDN 1.80% (Liquidity Facility; Merrill Lynch)	1,740,000 [a]	1,740,000
Imperial Irrigation District, COP (Electric System Project) 6%, 11/1/2004	190,000 [b]	194,475
Kern County, COP, Refunding (Beale Memorial Library) 4.60%, 12/1/2004 (Insured; FSA)	250,000	251,426
Lancaster Financing Authority, Tax Allocation Revenue (Project No. 5 & 6 Redevelopment Projects) 2%, 2/1/2005 (Insured; FGIC)	210,000	210,558
City of Los Angeles:		
Auto Parking Revenue 5%, 5/1/2005 (Insured; AMBAC)	175,000	178,420
COP, Equipment Program 3%, 2/1/2005 (Insured; MBIA)	165,000	166,011
Los Angeles County Public Works Financing Authority Revenue, Refunding (Flood Control District) 2.50%, 3/1/2005 (Insured; MBIA)	110,000	110,586
Los Angeles County Schools Regionalized Business Services Corporation, COP 4.75%, 3/1/2005 (Insured; MBIA)	120,000	121,747
Los Angeles Unified School District, COP (Multiple Properties Project) 4%, 10/1/2004 (Insured; FSA)	100,000	100,000
Maywood, COP, VRDN (Infrastructure Financing Project) 1.74% (LOC; Allied Irish Bank)	2,880,000 [a]	2,880,000
Metropolitan Water District of Southern California GO Notes, Refunding (Waterworks) 3%, 3/1/2005	125,000	125,871
Montebello, GO Notes, TRAN 3%, 6/30/2005	2,300,000	2,321,724
City of Oakland, GO Notes (Measure DD) 2.50%, 1/15/2005 (Insured; MBIA)	230,000	230,908
Orange County Local Transportation Authority, Sales Tax Revenue (Measure M) 5.80%, 2/15/2005 (Insured; FGIC)	100,000	101,702
Pacific Housing and Finance Agency, LR, Lease Power Program 4.625%, 12/1/2004 (Insured; MBIA)	975,000	980,478

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
City of Pacifica, COP (Public Safety Building Project) 4.50%, 11/1/2004 (Insured; MBIA)	100,000	100,281
Pasadena Unified School District, GO Notes 5%, 5/1/2005 (Insured; FGIC)	100,000	102,163
City of Redding, Electric System Revenue, COP 4%, 6/1/2005 (Insured; AMBAC)	250,000	253,853
Riverside Transit Agency, COP, Refunding 2%, 10/1/2004 (Insured; FSA)	250,000	250,000
Sacramento County, Special Tax Revenue, Refunding (Laguna Community Facilities District) 3%, 12/1/2004 (Insured; MBIA)	400,000	401,054
Sacramento County Sanitation District Financing Authority, Sewer Revenue:		
4.80%, 12/1/2004	250,000 [b]	251,097
5.50%, 12/1/2004	100,000 [b]	100,728
City of San Diego, Sewer Revenue, Public Facility Finance Authority 4.625%, 5/15/2005 (Insured; AMBAC)	100,000	101,000
San Diego Area Housing and Finance Agency, LR, VRDN:		
1.77%, Series A (Liquidity Facility; Societe Generale)	5,555,000 [a]	5,555,000
1.77%, Series B (Liquidity Facility; Societe Generale)	2,640,000 [a]	2,640,000
San Diego County, COP:		
Central Jail Refunding 4.50%, 10/1/2004 (Insured; AMBAC)	500,000	500,000
VRDN (Friends of Chabad) 1.78% (LOC; Comerica Bank)	1,500,000 [a]	1,500,000
San Diego Housing Authority, MFHR, VRDN (Logan Square Apartments) 1.81% (Liquidity Facility; Merrill Lynch)	1,800,000 [a]	1,800,000
San Francisco City and County Airports Commission International Airport Revenue:		
3%, 5/1/2005 (Insured; MBIA)	200,000	201,585
4.75%, 5/1/2005 (Insured; FSA)	100,000	101,725
5.625%, 5/1/2005 (Insured; FGIC)	745,000	762,638
San Joaquin County, COP (Capital Facilities Project) 4.60%, 11/15/2004 (Insured; MBIA)	100,000	100,401
Santa Clara County-El Camino Hospital District Hospital Facilities Authority Revenue VRDN (Valley Medical Center Project) 1.63% (LOC; State Street Bank & Trust Co.)	5,800,000 [a]	5,800,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Santa Clara County Financing Authority, LR, Refunding 4.40%, 11/15/2004 (Insured; AMBAC)	520,000	522,064
Selma, TRAN 3.375%, 6/30/2005	2,000,000	2,014,915
Stockton Community Facilities District Special Tax Revenue, VRDN (Arch Road East) 1.70% (LOC; Wells Fargo Bank)	2,400,000 [a]	2,400,000
Tobacco Securitization Authority of Southern California Tobacco Settlement Revenue, VRDN 1.80% (LOC; WestLB AG)	9,120,000 [a]	9,120,000
Tri-City Hospital District, Revenues, Refunding 5.10%, 2/15/2005 (Insured; MBIA)	250,000	253,608
Tulare-Porterville Schools Financing Authority COP, VRDN (2002 Refinancing Project) 1.68% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	7,075,000 [a]	7,075,000
City of Whittier, College and University Revenue, Refunding, VRDN (Whittier College) 1.82% (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	3,000,000 [a]	3,000,000
City of Yorba Linda, LR, Refunding, COP Public Financing Authority 2.50%, 10/1/2004 (Insured; AMBAC)	435,000	435,000
U.S. Related−.5%		
Government of Guam, LOR 5%, 12/1/2004 (Insured; FSA)	750,000	754,708
Total Investments (cost $143,800,902)	**99.0%**	**143,800,920**
Cash and Receivables (Net)	**1.0%**	**1,428,116**
Net Assets	**100.0%**	**145,229,036**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOR**	Limited Obligation Revenue
COP	Certificate of Participation	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FSA	Financial Security Assurance	**PCR**	Pollution Control Revenue
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
IDR	Industrial Development Revenue	**TRAN**	Tax and Revenue Anticipation Notes
LOC	Letter of Credit	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	90.9
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	6.5
Not Rated [d]		Not Rated [d]		Not Rated [d]	2.6
					100.0

† *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	143,800,902	143,800,920
Cash		1,122,355
Interest receivable		384,621
Prepaid expenses		12,017
		145,319,913
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		62,362
Accrued expenses		28,515
		90,877
Net Assets ($)		**145,229,036**
Composition of Net Assets ($):		
Paid-in capital		145,230,175
Accumulated net realized gain (loss) on investments		(1,157)
Accumulated gross unrealized appreciation of investments		18
Net Assets ($)		**145,229,036**
Shares Outstanding		
(unlimited number of $.01 par value shares of Beneficial Interest authorized)		145,296,478
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**854,509**
Expenses:	
Management fee–Note 2(a)	361,058
Shareholder servicing costs–Note 2(b)	60,048
Professional fees	25,071
Custodian fees	10,011
Registration fees	8,340
Trustees' fees and expenses–Note 2(c)	5,989
Prospectus and shareholders' reports	5,933
Miscellaneous	10,435
Total Expenses	**486,885**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,979)
Net Expenses	**479,906**
Investment Income–Net	**374,603**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	2,958
Net unrealized appreciation (depreciation) on investments	18
Net Realized and Unrealized Gain (Loss) on Investments	**2,976**
Net Increase in Net Assets Resulting from Operations	**377,579**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2004 (Unaudited)	Year Ended March 31, 2004
Operations ($):		
Investment income–net	374,603	631,319
Net realized gain (loss) from investments	2,958	400
Net unrealized appreciation (depreciation) on investments	18	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**377,579**	**631,719**
Dividends to Shareholders from ($):		
Investment income–net	**(374,603)**	**(631,319)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	128,168,237	241,978,245
Dividends reinvested	226,157	384,982
Cost of shares redeemed	(123,666,202)	(248,111,399)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**4,728,192**	**(5,748,172)**
Total Increase (Decrease) in Net Assets	**4,731,168**	**(5,747,772)**
Net Assets ($):		
Beginning of Period	140,497,868	146,245,640
End of Period	**145,229,036**	**140,497,868**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2004 (Unaudited)	Year Ended March 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.003	.004	.008	.016	.029	.024
Distributions:						
Dividends from investment income−net	(.003)	(.004)	(.008)	(.016)	(.029)	(.024)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.52[a]	.43	.81	1.58	2.94	2.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.67[a]	.67	.68	.64	.65	.68
Ratio of net expenses to average net assets	.66[a]	.67	.68	.64	.65	.68
Ratio of net investment income to average net assets	.52[a]	.43	.81	1.55	2.89	2.40
Net Assets, end of period ($ x 1,000)	145,229	140,498	146,246	201,387	176,590	163,310

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Tax Exempt Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $4,115 available to be applied against future net securities profits, if any, realized subsequent to March 31, 2004. If not applied, the carryover expires in fiscal 2005.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2004 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2004, the fund was charged $34,628 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2004, the fund was charged $14,365 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $59,709, shareholder services plan fees $202 and transfer agency per account fees $2,451.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

**Dreyfus
California Tax Exempt
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Beginning with the fund's fiscal quarter ending December 31, 2004, the fund will file its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.



0357SA0904